Exhibit (11)(ee)

Amended and Restated Investment Management Services Agreement

Between College Retirement Equities Fund and

TIAA-CREF Investment Management, LLC

SCHEDULE B

2019 Reimbursement Rates

Annual Expense Deductions (as a percentage of average net assets)

For the period May 1, 2019 through April 30, 2020

Stock Account—All Classes	0.100%

Global Equities Account—All Classes	0.070%

Growth Account—All Classes	0.035%

Equity Index Account—All Classes	0.015%

Bond Market Account—All Classes	0.070%

Inflation-Linked Bond Account—All Classes	0.020%

Social Choice Account—All Classes	0.040%

Money Market Account—All Classes	0.025%

Date: Effective May 1, 2019 in accordance with prior approval by the CREF Board on March 28, 2019.